UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August 2022

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Bruush Oral Care Inc. (the “Company”) is filing this Form 6-K to report that the Company’s volume weighted average stock price on August 11, 2022 was less than the exercise floor of $2.08 for the Warrants issued as part of the units offered in the Company’s initial public offering completed on August 6, 2022. Accordingly, effective after the closing of trading on November 3, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants will be adjusted pursuant to their terms, including but not limited to the exercise price of the Warrants being adjusted to $2.08. All capitalized terms in this report have the meanings defined in the Registration Statement on Form F-1 (File No. 333-265969) (“Registration Statement”).

The foregoing description of Warrants and Additional Warrants does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements previously filed as exhibits to the Company’s Registration Statement and incorporated by reference herein. Capitalized terms not defined herein are defined in the Registration Statement and its exhibits thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	August 17, 2022	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer